Filed by The Keith Companies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                      Subject Company: The Keith Companies, Inc.
                                                  Commission File No.: 000-26561

This filing relates to the Agreement and Plan of Merger and Reorganization, dated April 14, 2005, by and among Stantec Inc., Stantec Consulting California Inc., The Keith Companies, Inc. The following is an email from the Chief Executive Officer of The Keith Companies to its employees on April 15, 2005.

To:  All TKC Division and Subsidiary Staff
From:  Aram Keith
Subject:  Recent News - Our Merger with Stantec

I wanted to communicate with you at a personal level as soon as I could to discuss the news that has been announced about the company. The news announced is that we have reached an agreement with Stantec, a design leader in North America, to join forces. A copy of the press release that was issued on April 14 is available through our company website.

Stantec's vision is to be a top 10 global design firm and as part of the merger we will play a key role in helping the company to attain that goal in addition to enjoying the way it helps us achieve our own goals. What this means for you is that our company will be joining Stantec at a very exciting time where opportunities are available to expand professional experiences and advance the development of careers. In addition, we will gain access to robust technological systems and tools that will help to provide even greater value to you, our clients, and our vendors.

I understand that during times of change in an organization the most difficult issue to work through is uncertainty. This is why we have created a joint web site entitled OUR NEXT STEP at www.stantec.com/keithco to keep you informed about the changes occurring over the next few months. On that site there is an Employee Only section (upper right corner button) that is accessible only from within the two companies' office networks where you will find more information about Stantec and its business and also be able to ask questions and provide feedback.

I invite you to visit this site to find out more about Stantec and the merging of our companies. As the founder and CEO of The Keith Companies, I am very proud of what we have accomplished together over the last two decades and I look forward to taking this next step in our growth with you.

Sincerely,

Aram H. Keith


www.stantec.com/keithco

DISCLAIMER:
The information transmitted is intended only for the person or entity to which it is addressed and may contain confidential, proprietary and/or privileged material. Any unauthorized use, distribution, copying or disclosure of this communication is prohibited. If you have received this communication in error, please contact the sender immediately and delete all copies of this message.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec's proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC's directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, a downturn in the real estate market, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this release.